Exhibit 99.1

NEWS RELEASE
TSX: ELD NYSE: EGO	July 25, 2024
Eldorado Gold Reports Q2 2024 Financial and Operational Results; Maintains 2024 Operating Guidance

VANCOUVER, BC - Eldorado Gold Corporation (“Eldorado” or “the Company”) today reports the Company’s financial and operational results for the second quarter of 2024. For further information, please see the Company’s Consolidated Financial Statements and Management’s Discussion and Analysis ("MD&A") filed on SEDAR+ at www.sedarplus.com under the Company’s profile.

Second Quarter 2024 Highlights

Operations
•Gold production: 122,319 ounces in line with expectations for the quarter. Production increased 12% from Q2 2023, reflecting increased gold production of 22% at Lamaque and 14% at Kisladag. Production was slightly offset by lower production at Olympias as a result of intermittent work stoppages during ongoing negotiations for a new Collective Bargaining Agreement ("CBA").
•Gold sales: 121,226 ounces at an average realized gold price per ounce sold1 of $2,336. Gold sales increased 10% from Q2 2023 primarily as a result of increased production at Lamaque and Kisladag.
•Production costs: $127.8 million in Q2 2024, compared to $116.1 million in Q2 2023. The increase was due primarily to higher sales volumes, as well as slightly higher cash costs, the latter impacted by higher royalty expense due to higher gold sales and higher gold price, as well as increases in contractor and labour costs and higher fuel prices.
•Total cash costs1: $940 per ounce gold sold compared to $928 per ounce gold sold in Q2 2023, with the increases primarily due to higher royalties driven by higher gold prices and higher mining costs as well as lower by-product credits.
•All-in sustaining costs ("AISC")1: $1,331 per ounce sold compared to $1,296 per ounce sold in Q2 2023, with the increase due to higher total cash costs combined with higher sustaining capital.
•Total capital expenditures: $165.7 million, including $91.9 million of growth capital1 invested at Skouries, with activity focused on major earthworks and infrastructure construction. Growth capital at the operating mines totalled $42.3 million and was primarily related to Kisladag for continued waste stripping, construction of the North Heap Leach Pad and related infrastructure.
•Production and cost outlook: The Company is maintaining its 2024 annual production guidance of 505,000 to 555,000 ounces of gold. Production continues to be weighted to the second half of the year. Total cash costs1 for the full year are expected to be between $840 to $940 per ounce sold and an average AISC1 of $1,190 to $1,290 per ounce sold.

Financial
•Revenue: $297.1 million in Q2 2024, an increase of 30% from $229.0 million in Q2 2023, primarily due to the higher averaged realized gold price and higher sales volumes.
•Net cash generated from operating activities from continuing operations: $112.2 million compared to $75.3 million in Q2 2023, primarily due to higher revenue, partially offset by higher income taxes paid.
1 These financial measures or ratios are non-IFRS financial measures or ratios. Certain additional disclosure for non-IFRS financial measures and ratios have been incorporated by reference and additional detail can be found at the end of this press release and in the section 'Non-IFRS and Other Financial Measures and Ratios' in the Company's June 30, 2024 MD&A.

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•Cash flow from operating activities before changes in working capital2: $132.2 million compared to $82.4 million in Q2 2023, primarily due to higher revenue, partially offset by higher income taxes paid.
•Cash, cash equivalents and term deposits: $595.1 million, as at June 30, 2024 as compared to $514.7 million as at March 31, 2024, with the cash increase attributable to strong operating cashflows combined with the planned Skouries Term Facility drawdown, partially offset by the significant investing activities, particularly at Skouries.
•Net earnings attributable to shareholders from continuing operations: $56.4 million, or $0.28 per share, compared to $1.5 million or $0.01 per share in Q2 2023, with the increase driven by higher revenue.
•Adjusted net earnings before interest, taxes, depreciation and amortization ("Adjusted EBITDA")2: $155.3 million compared to $106.8 million in Q2 2023, with the increase driven by higher revenue, partially offset by the unrealized derivative losses as well as a lower foreign exchange gain.
•Adjusted net earnings2: $66.6 million or $0.33 per share compared to $9.7 million or $0.05 per share in Q2 2023. Adjustments in Q2 2024 include a $1.9 million gain on foreign exchange due to the translation of deferred tax balances net of Turkiye inflation accounting and a $12.0 million unrealized loss on derivative instruments.
•Free cash flow2: Negative $32.0 million in Q2 2024 compared to negative $21.7 million in Q2 2023, with the decrease driven by continued investment activities at Skouries, partially offset by higher operating cash flow, primarily due to the higher average realized gold price and higher sales volumes.
•Free cash flow excluding Skouries2: $33.9 million in Q2 2024 compared to $13.7 million in Q2 2023, with the increase driven by higher operating cash flow, primarily due to the higher average realized gold price and higher sales volumes.
•Project Facility: Drawdowns on the Skouries Term Facility during Q2 2024 totalled €104.0 million and year to date as at June 30, 2024 totalled €118.1 million.
Corporate
“Operationally, the second quarter was aligned with guidance, driven by higher grades at Kisladag, Lamaque and Efemcukuru,” said George Burns, President and Chief Executive Officer. “At Olympias, as negotiations on a new CBA progressed during the quarter, we experienced intermittent labour-initiated work stoppages, which had a small impact on consolidated production. We remain confident we will come to a mutually beneficial agreement between the Company and the union workforce, demonstrating our commitment to mutual respect and collaboration to support Olympias becoming a long-term profitable business.”
“With production totaling 239,430 ounces through the first half of the year and unit costs expected to decrease over the second half of the year, we remain on track to achieve 2024 guidance. Our continued focus on operational efficiencies and productivity position us for stronger production and improved unit costs during the second half of 2024. In addition, we remain on budget and on track for first production at Skouries in the third quarter of 2025.”
“We published our Annual Sustainability Report which highlighted our continued focus on our commitment to sustainability across our global sites. In addition, our teams in Turkiye completed external verification against the Mining Association of Canada’s ‘Towards Sustainable Mining’ protocols, receiving very positive scores. More specifically, at Efemcukuru, the site received AAA scores, signifying excellence and leadership, in Tailings, Health & Safety, Biodiversity, and Indigenous and Community Relationships, and A, AA or AAA scores across all other indicators. At Kisladag, the site received AAA scores in all Health & Safety protocol indicators, and A, AA, or AAA scores across all other indicators. TSM scoring is a range from C through AAA with A indicating 'Good Practice' and AAA indicating 'Excellence and Leadership' in practices. This completes our first round of TSM compliance verifications across all Eldorado operations, which started with the Lamaque Complex in 2022 and the Kassandra Mines in Greece completed in 2023. Notably, Eldorado scored AAA, the highest possible score, for Tailings management across all of our global operations with tailings facilities.”

2 These financial measures or ratios are non-IFRS financial measures or ratios. Certain additional disclosure for non-IFRS financial measures and ratios have been incorporated by reference and additional detail can be found at the end of this press release and in the section 'Non-IFRS and Other Financial Measures and Ratios' in the Company's June 30, 2024 MD&A.

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Skouries Highlights
Growth capital invested totalled $91.9 million in Q2 2024 and $144.4 million during the six months ended June 30, 2024. At June 30, 2024, the growth capital invested towards the overall capital estimate of $920 million totalled $329 million.
In 2024, the capital spend is expected to be between $375 and $425 million, with a higher expected spend in the second half of the year as contractor mobilization continues to ramp up and multiple work fronts open up.
As at June 30, 2024:
•The current Phase 2 of the project was 49% complete and the entire project was 76% complete, when including the first phase of construction;
•Detailed engineering, since project restart, was 72% complete and procurement was substantially complete;
•Project execution and ramp-up continued for major earthworks with work progressing on water management ponds, and top soil stripping and underdrain construction in the low-grade ore stockpile basin. In addition, the coffer dam spillway construction has commenced;
•Work continues to advance on the tailings filtration infrastructure. The earthworks and KT2 channel construction are substantially complete, the piling for the filter plant building is over 95% complete and the piling for the tank farm area is 37% complete;
•Progress advanced on the foundation construction of the primary crusher, as planned, with the upper retaining walls now completed and the concrete slab for the base of the crusher building expected to be poured in Q3 2024;
•Construction of several non-process plant buildings commenced during Q2 2024, and relining of flotation cells are 50% complete;
•Placement of concrete has increased from 445m3/month in Q1 2024 to 2,469m3/month in Q2 2024. The first thickener base concrete pour was completed on July 13, 2024;
•Awarded the underground development and test stoping contract; and
•As previously noted, the upgrade of the underground power supply to 690V and the ventilation upgrade are both completed.
On-track with milestones in 2024, which include:
Procurement and Engineering
•Substantial completion of procurement and engineering
Process Plant
•Construction of the control room and electrical room building - commenced in Q1 2024
•Construction of the tailings thickeners - commenced in Q1 2024
Tailings Filter Facility
•Awarding of the filter facility construction contract
•Preassembly of the filter press plates and frames - commenced in Q1 2024
•Completion of the structural steel
Integrated Extractive Waste Management Facility ("IEWMF")
•Completion of the coffer dam
Underground
•Awarding of the underground development and test stoping contract - completed in Q2 2024
•Completion of approximately 2,200 metres of underground development

Construction Progress
Work continues to ramp up on construction of major earthworks structures including the haul roads, water management ponds, low-grade stockpile, primary crusher, process facilities, filter building and the IEWMF. Productivity improvement initiatives by the earthworks contractor, including adding a partial second shift, has yielded significant improvements. Work is also progressing on the underground development to support test stope mining in 2025.

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On the critical path is the filter plant building which continues to advance, with 871 piles required for the filter plant building and supporting infrastructure. To date, 270 piles have been completed, including 95% of the piles for the filter plant building. There are currently two active drills with a third drill having recently arrived on site. In July 2024, preparation work for the concrete foundations on the filter plant building have commenced, with assembly of the building structure to commence in Q3 2024 following the awarding of the filter plant construction contract. The contract will include the building structure, assembly of equipment within the building, including air compressors, conveyors, filter presses and other ancillary equipment and piping and electrical work. The filter press plates continue to be preassembled with 225 now completed out of a total of 588. The fabricated frames for the filter press plates arrived on site during Q2 2024.
Work in the mill/flotation building continues to progress. Commissioning of all overhead cranes was completed during Q2 2024. Construction lighting, scaffolding, steel and concrete work are all progressing according to plan. In addition, off-site pipe spool fabrication and contractor mobilization continue on plan. Work has also commenced on support infrastructure including the process control room building, process plant sub-station, water pump station, lime plant, air blowers building and flotation reagent areas.
During Q2 2024, earthworks were completed to allow access to the coffer dam site and construction has now commenced. In addition, the low-grade ore stockpile fill placement also commenced.
By the end of 2024, the Company expects to have completed the first of two water management ponds, IEWMF coffer dam and significantly advanced the IEWMF earthworks, process plant and filter plant earthworks.
All 19 company-owned Cat 745 trucks are now onsite and operational. During construction, these trucks are used as part of an integrated fleet with the earthwork's construction contractor for construction of the water management ponds one and two, low-grade ore stockpile, IEWMF and facilities. These trucks will continue to be used once Skouries is in operation to build the IEWMF lifts that will be required for stacking of produced dry tailings.
Underground Development
The upgrade of the underground power supply from 400V to 690V has been completed. The ventilation upgrade is also complete, and the new contact water pumping system will be fully operational in 2024.
The first phase of underground development, which included the West Decline and access to the test stopes was completed with a local contractor. The second underground development contract was awarded and the contractor mobilized to site as planned in Q2 2024, taking their first blast on June 17, 2024. This second contract includes the test stope work as well as additional development and services work to support the development of the underground mine. The Company expects to complete approximately 2,200 metres of underground development by the end of 2024.
Engineering
Following the transition of engineering to Greece at the end of 2023, it is currently 72% complete as at the end of Q2 2024 and remains on track for substantial completion at the end of Q3 2024. Detailed engineering work continues to advance in all areas. The release of structural steel for fabrication is nearing completion with approximately 60% of the total steel fabricated to date.
Procurement
At the end of Q2 2024, procurement is substantially complete, with all long lead items procured and the focus on managing fabrication and deliveries.
Operational Readiness
The experienced commissioning, operational readiness and operations leadership team, which includes seven specialists, is currently focused on finalizing the commissioning plan integration with the project construction schedule. In addition, development of a Management Operating System, which provides operations with a system and processes to manage production, is ongoing. Several process mapping workshops were held to map current processes, which are analyzed and then integrated to ensure industry best practices to improve safety, reliability and effective decision making to drive efficiencies.
The Skouries operations team now consists of 133 personnel; including 118 in leadership, sustainability, operations and support services roles, and 15 embedded in the construction projects teams for open pit mining, underground mining and dry stack tailings construction. The operations recruitment profile was completed, and recruitment

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activities are on track with the Operational Workforce Plan. Finalization of operational and maintenance training solutions is ongoing.
The Mavres Petres Training Centre was utilized for ventilation training, business process mapping, document management and integration of Metso operations and training solutions into training and development programs. An agreement was reached with the technical and operational teams on a competency framework. This framework provides industry focused, comprehensive theoretical and hands-on practical training. Trainees are assessed on both theoretical and practical knowledge before being qualified to work independently in the mine. The training program is consistent with and compliments the applicable standards outlined in the Greek Mining Code and labour legislation. Training solutions for the open pit and processing operations and maintenance were identified, scoped and mutually agreed to. Mine operators and maintenance progression systems were also developed.
Workforce
In addition to the Operational Readiness team, as at June 30, 2024, there were 841 personnel on site which is expected to ramp up to 1,300 during 2024.

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Consolidated Financial and Operational Highlights

	3 months ended June 30,		6 months ended June 30,
	2024	2023	2024	2023
Revenue	$297.1	$229.0	$555.1	$456.8
Gold produced (oz)	122,319	109,435	239,430	220,944
Gold sold (oz)	121,226	110,134	237,234	219,951
Average realized gold price ($/oz sold) (2)	$2,336	$1,953	$2,214	$1,943
Production costs	127.8	116.1	250.8	225.8
Total cash costs ($/oz sold) (2,3)	940	928	931	893
All-in sustaining costs ($/oz sold) (2,3)	1,331	1,296	1,297	1,252
Net earnings for the period (1)	55.5	0.9	89.1	20.2
Net earnings per share – basic ($/share) (1)	0.27	—	0.44	0.11
Net earnings per share – diluted ($/share) (1)	0.27	—	0.44	0.11
Net earnings for the period continuing operations (1,4)	56.4	1.5	91.6	20.9
Net earnings per share continuing operations – basic ($/share)(1,4)	0.28	0.01	0.45	0.11
Net earnings per share continuing operations – diluted ($/share)(1,4)	0.27	0.01	0.45	0.11
Adjusted net earnings continuing operations – basic (1,2,4)	66.6	9.7	121.8	26.4
Adjusted net earnings per share continuing operations ($/share)(1,2,4)	0.33	0.05	0.60	0.14
Net cash generated from operating activities (4)	112.2	75.3	207.5	115.6
Cash flow from operating activities before changes in working capital (2,4)	132.2	82.4	240.5	175.6
Free cash flow (2,4)	(32.0)	(21.7)	(63.0)	(56.7)
Free cash flow excluding Skouries (2,4)	33.9	13.7	67.6	(6.2)
Cash, cash equivalents and term deposits (4)	595.1	456.6	595.1	456.6
Total assets	5,280.6	4,742.1	5,280.6	4,742.1
Debt (4)	748.0	546.0	748.0	546.0
(1)Attributable to shareholders of the Company.
(2)These financial measures or ratios are non-IFRS financial measures or ratios. See the section 'Non-IFRS and Other Financial Measures and Ratios' of our MD&A for explanations and discussions of these non-IFRS financial measures or ratios.
(3)Revenues from silver, lead and zinc sales are off-set against total cash costs.
(4)Amounts presented for 2024 and 2023 are from continuing operations only and exclude the Romania segment. See Note 4 of our condensed consolidated interim financial statements for the three and six months ended June 30, 2024.
Total revenue increased to $297.1 million in Q2 2024 from $229.0 million in Q2 2023 and to $555.1 million in the six months ended June 30, 2024, from $456.8 million in the six months ended June 30, 2023. The increases in both three and six-month periods were primarily due to the higher average realized gold price as well as the higher sales volumes.
Production costs increased to $127.8 million in Q2 2024 from $116.1 million in Q2 2023 and to $250.8 million in the six months ended June 30, 2024 from $225.8 million in the six months ended June 30, 2023. Increases in both periods were driven primarily by higher sales volume as well as slightly higher cash costs, the latter impacted by higher royalty expense due to higher gold sales and higher gold price, as well as increases in contractor and labour costs and higher fuel prices.
Total cash costs3 averaged $940 per ounce sold in Q2 2024, an increase from $928 in Q2 2023, and $931 the six months ended June 30, 2024 from $893 in the six months ended June 30, 2023. The increases in both the three and six-month periods were primarily due to higher royalties (driven by higher gold prices) and mining costs as well as lower by-product credits.
3 These financial measures or ratios are non-IFRS financial measures or ratios. Certain additional disclosure for non-IFRS financial measures and ratios have been incorporated by reference and additional detail can be found at the end of this press release and in the section 'Non-IFRS and Other Financial Measures and Ratios' in the Company's June 30, 2024 MD&A.

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AISC per ounce sold4 averaged $1,331 in Q2 2024, an increase from $1,296 in Q2 2023, and $1,297 the six months ended June 30, 2024 from $1,252 in the six months ended June 30, 2023, with the increases in both the three and six-month periods due to higher total cash costs combined with higher sustaining capital and G&A.
Eldorado reported net earnings attributable to shareholders from continuing operations of $56.4 million ($0.28 earnings per share) in Q2 2024 compared to net earnings of $1.5 million ($0.01 earnings per share) in Q2 2023 and net earnings of $91.6 million ($0.45 earnings per share) in the six months ended June 30, 2024 compared to net earnings of $20.9 million ($0.11 earnings per share) in the six months ended June 30, 2023. The increases in net earnings in both the three and six-month periods were driven by higher operating income due primarily to higher average realized gold price as well as stronger gold sales, partially offset by higher unrealized derivative losses.
Adjusted net earnings4 was $66.6 million ($0.33 earnings per share) in Q2 2024 compared to adjusted net earnings of $9.7 million ($0.05 earnings per share) in Q2 2023. Adjustments in Q2 2024 include a $1.9 million gain on foreign exchange due to the translation of deferred tax balances net of Turkiye inflation accounting and a $12.0 million unrealized loss on derivative instruments.
Adjusted net earnings was $121.8 million ($0.60 earnings per share) in the six months ended June 30, 2024 compared to adjusted net earnings of $26.4 million ($0.14 earnings per share) in the six months ended June 30, 2023. Adjustments in the six months ended June 30, 2024 include a $3.4 million loss on foreign exchange due to the translation of deferred tax balances net of Turkiye inflation accounting, a $28.9 million unrealized loss on derivative instruments and a $2.0 million gain on the non-cash revaluation of the derivative related to redemption options in our Senior Notes.

4 These financial measures or ratios are non-IFRS financial measures or ratios. Certain additional disclosure for non-IFRS financial measures and ratios have been incorporated by reference and additional detail can be found at the end of this press release and in the section 'Non-IFRS and Other Financial Measures and Ratios' in the Company's June 30, 2024 MD&A.

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Quarterly Operations Update

	3 months ended June 30,		6 months ended June 30,
	2024	2023	2024	2023
Consolidated
Ounces produced	122,319	109,435	239,430	220,944
Ounces sold	121,226	110,134	237,234	219,951
Production costs	$127.8	$116.1	$250.8	$225.8
Total cash costs ($/oz sold) (1,2)	$940	$928	$931	$893
All-in sustaining costs ($/oz sold) (1,2)	$1,331	$1,296	$1,297	$1,252
Sustaining capital expenditures (2)	$30.9	$26.1	$59.9	$52.1
Kisladag
Ounces produced	38,990	34,180	76,513	71,340
Ounces sold	39,646	32,280	76,344	69,673
Production costs	$38.2	$27.5	$69.2	$58.0
Total cash costs ($/oz sold) (1,2)	$941	$827	$883	$809
All-in sustaining costs ($/oz sold) (1,2)	$1,055	$937	$988	$904
Sustaining capital expenditures (2)	$3.1	$2.8	$5.2	$5.0
Lamaque
Ounces produced	47,391	38,745	89,690	76,629
Ounces sold	43,625	39,904	88,245	78,547
Production costs	$33.6	$28.3	$68.8	$57.5
Total cash costs ($/oz sold) (1,2)	$759	$701	$769	$722
All-in sustaining costs ($/oz sold) (1,2)	$1,233	$1,117	$1,248	$1,166
Sustaining capital expenditures (2)	$20.1	$16.2	$41.1	$34.1
Efemcukuru
Ounces produced	22,397	22,644	40,898	42,572
Ounces sold	22,462	22,466	41,076	42,217
Production costs	$24.8	$20.4	$46.6	$38.1
Total cash costs ($/oz sold) (1,2)	$1,087	$915	$1,117	$924
All-in sustaining costs ($/oz sold) (1,2)	$1,288	$1,111	$1,220	$1,103
Sustaining capital expenditures (2)	$3.6	$3.7	$6.0	$5.9
Olympias
Ounces produced	13,541	13,866	32,329	30,403
Ounces sold	15,493	15,484	31,568	29,514
Production costs	$31.3	$40.0	$66.3	$72.2
Total cash costs ($/oz sold) (1,2)	$1,231	$1,746	$1,260	$1,496
All-in sustaining costs ($/oz sold) (1,2)	$1,522	$2,036	$1,524	$1,797
Sustaining capital expenditures (2)	$4.1	$3.4	$7.6	$7.1
(1)Revenues from silver, lead and zinc sales are off-set against total cash costs.
(2)These financial measures or ratios are non-IFRS financial measures or ratios. See the section 'Non-IFRS and Other Financial Measures and Ratios' of our MD&A for explanations and discussions of these non-IFRS financial measures or ratios.

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Kisladag
Kisladag produced 38,990 ounces of gold in Q2 2024, an increase from 34,180 ounces produced in Q2 2023. Production in the quarter benefited from both higher average grade and higher tonnes placed on the pad. Grade increased from 0.76 grams per tonne in Q2 2023 to 0.92 grams per tonne in Q2 2024 as a result of mine planning changes and positive grade reconciliation. A geometallurgical test work program is evaluating the effects of ore type variability on the life of mine resource in order to refine the crushing, agglomeration, and heap leach circuits with an expectation of completing the study in 2025. The study will focus on optimal moisture and reagent addition, particle size, and incremental debottlenecking of the crushing plant to maximize Kisladag value. Optimization of drum and belt agglomeration continues within the circuit to ensure product consistency and operability.
Revenue increased to $94.0 million in Q2 2024 from $64.7 million in Q2 2023, reflecting the higher average realized gold price as well as higher ounces sold.
Production costs increased to $38.2 million in Q2 2024 from $27.5 million in Q2 2023, with more than half the increase attributable to the higher sales volume, including higher royalty expense as a result of both the higher average realized gold price and higher gold sales. As a result of the increased royalty expense, total cash costs per ounce increased to $941 in Q2 2024 from $827 in Q2 2023.
AISC per ounce sold increased to $1,055 in Q2 2024 from $937 in Q2 2023, primarily due to the increase in total cash costs per ounce sold.
Sustaining capital expenditures were $3.1 million in Q2 2024 and $5.2 million in the six months ended June 30, 2024, which primarily included equipment rebuilds, mine equipment purchases and geotechnical drilling and monitoring. Growth capital investment of $32.3 million and $57.7 million in the three and six months ended June 30, 2024 included waste stripping and associated equipment costs to support the mine life extension, continued construction of the second phase of the North Heap Leach Pad and adsorption-desorption-regeneration plant infrastructure, and building relocation due to pit expansion.
For 2024, production guidance at Kisladag is 180,000 to 195,000 ounces of gold. Production is expected to increase in the second half as compared to the first half of the year as we realize expected higher stacking rates.
Lamaque
Lamaque produced 47,391 ounces of gold in Q2 2024, an increase of 22% from 38,745 ounces in Q2 2023. The increase was primarily due to higher tonnes milled combined with higher grade ore and no stoppages due to wildfires. Average grade increased to 6.95 grams per tonne in Q2 2024 from 6.43 grams per tonne in the comparative quarter, with the increase attributable to higher grade ore from the C4 and C5 zones.
Revenue increased to $102.8 million in Q2 2024 from $78.6 million in Q2 2023, reflecting the higher average realized gold price as well as higher ounces sold.
Production costs increased to $33.6 million in Q2 2024 from $28.3 million in Q2 2023, with roughly half the increase attributable to the higher sales volume, and the remaining increase due to additional costs incurred in labour, contractors, and equipment rentals. Total cash costs were also impacted by slightly higher royalties due to the higher average realized gold price, with total cash costs per ounce sold increasing to $759 in Q2 2024 from $701 in Q2 2023.
AISC per ounce sold increased to $1,233 in Q2 2024 from $1,117 in Q2 2023 primarily due to higher total cash costs per ounce as well as higher sustaining capital.
Sustaining capital expenditures of $20.1 million in Q2 2024 and $41.1 million in the six months ended June 30, 2024 primarily included underground development, equipment rebuilds and expenditure on the expansion of the tailings facility (Phase 6). Growth capital investment of $7.4 million in Q2 2024 and $12.5 million in the six months ended June 30, 2024 was primarily related to resource conversion drilling and initiation of bulk sample development at Ormaque.
For 2024, production guidance at Lamaque is 175,000 to 190,000 ounces of gold. Production in the second half of the year is expected to be stronger than the first half of the year as grades are expected to increase.

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Efemcukuru
Efemcukuru produced 22,397 ounces of gold in Q2 2024, a 1% decrease from 22,644 ounces in Q2 2023. The slight decrease was primarily driven by lower throughput, partially offset by modestly higher grade.
Revenue increased to $55.3 million in Q2 2024 from $44.1 million in Q2 2023, with the increase attributable entirely to the higher average realized gold price given the stable sales volume.
Production costs increased to $24.8 million in Q2 2024 from $20.4 million in Q2 2023, with the increase attributable entirely to higher unit costs, including higher transportation costs as well as increased royalty expense due to the higher average realized gold price. This resulted in an increase to total cash costs per ounce sold to $1,087 in Q2 2024 from $915 in Q2 2023.
AISC per ounce sold increased to $1,288 in Q2 2024 from $1,111 in Q2 2023 primarily due to higher total cash costs per ounce.
Sustaining capital expenditures of $3.6 million in Q2 2024 and $6.0 million in the six months ended June 30, 2024 were primarily underground development, equipment rebuilds, and tailings filter press maintenance. Growth capital investment of $1.1 million in Q2 2024 and $2.2 million in the six months ended June 30, 2024 supported underground development to Kokarpinar.
For 2024, production guidance at Efemcukuru is 75,000 to 85,000 ounces of gold. Production in the second half of the year is expected to be relatively consistent with the first half of the year.

Olympias
Olympias produced 13,541 ounces of gold in Q2 2024, a 2% decrease from 13,866 ounces in Q2 2023 and was driven by lower tonnes milled, mostly offset by higher grade ore, the latter of which reflected stope sequencing in the quarter.
During the quarter, production at Olympias was negatively impacted by labour-initiated intermittent work stoppages totalling 17 days, primarily in June. Eldorado is currently engaged in negotiating a new collective bargaining agreement with the objective of finalizing an agreement that will underpin the long-term sustainability of Olympias and provide lasting benefits for our workforce and the communities in which we operate.
Revenue increased to $45.0 million in Q2 2024 from $41.6 million in Q2 2023 primarily as a result of the higher average realized gold price.
Production costs decreased to $31.3 million in Q2 2024 from $40.0 million in Q2 2023 driven by productivity efficiencies, as well as slightly lower consumable costs. Production costs also benefited from lower transport costs. This resulted in a decrease to total cash costs per ounce sold to $1,231 in Q2 2024 from $1,746 in Q2 2023.
AISC per ounce sold decreased to $1,522 in Q2 2024 from $2,036 in Q2 2023 primarily due to total cash costs per ounce sold.
Sustaining capital expenditures of $4.1 million in Q2 2024 and $7.6 million in the six months ended June 30, 2024 primarily included underground development and process improvements. Growth capital investment of $1.6 million in Q2 2024 and $2.6 million in the six months ended June 30, 2024 was primarily related to underground development.
For 2024, production guidance at Olympias is 75,000 to 85,000 ounces of gold. Production in the second half of the year is expected to increase over the first half of the year as a result of an expected increase in ore mined and processed.

10

For further information on the Company's operating results for the second quarter of 2024, please see the Company’s MD&A filed on SEDAR+ at www.sedarplus.com under the Company’s profile.

Conference Call
A conference call to discuss the details of the Company’s Second Quarter 2024 Results will be held by senior management on Friday, July 26, 2024 at 11:30 AM ET (8:30 AM PT). The call will be webcast and can be accessed at Eldorado’s website: www.eldoradogold.com or via this link:
https://services.choruscall.ca/links/eldoradogold2024q2.html.

Participants may elect to pre-register for the conference call via this link: https://dpregister.com/sreg/10023572/f88e5f220c. Upon registration, participants will receive a calendar invitation by email with dial in details and a unique PIN. This will allow participants to bypass the operator queue and connect directly to the conference. Registration will remain open until the end of the conference call.

Conference Call Details		Replay (available until August 30, 2024)
Date:	July 26, 2024	Vancouver:	+1 412 317 0088
Time:	11:30 AM ET (8:30 AM PT)	Toll Free:	1 855 669 9658
Dial in:	+1 647 484 8814	Access code:	0760
Toll free:	1 844 763 8274

About Eldorado
Eldorado is a gold and base metals producer with mining, development and exploration operations in Turkiye, Canada and Greece. The Company has a highly skilled and dedicated workforce, safe and responsible operations, a portfolio of high-quality assets, and long-term partnerships with local communities. Eldorado's common shares trade on the Toronto Stock Exchange (TSX: ELD) and the New York Stock Exchange (NYSE: EGO).

Contact
Investor Relations
Lynette Gould, VP, Investor Relations, Communications & External Affairs
647 271 2827 or 1 888 353 8166
lynette.gould@eldoradogold.com

Media
Chad Pederson, Director, Communications and Public Affairs
236 885 6251 or 1 888 353 8166
chad.pederson@eldoradogold.com

11

Non-IFRS and Other Financial Measures and Ratios
Certain non-IFRS financial measures and ratios are included in this press release, including total cash costs and total cash costs per ounce sold, all-in sustaining costs ("AISC") and AISC per ounce sold, sustaining and growth capital, average realized gold price per ounce sold, adjusted net earnings/(loss) attributable to shareholders, adjusted net earnings/(loss) per share attributable to shareholders, earnings before interest, taxes, depreciation and amortization (“EBITDA”), adjusted earnings before interest, taxes, depreciation and amortization ("Adjusted EBITDA"), free cash flow, and free cash flow excluding Skouries.
Please see the June 30, 2024 MD&A for explanations and discussion of these non-IFRS and other financial measures and ratios. The Company believes that these measures and ratios, in addition to conventional measures and ratios prepared in accordance with International Financial Reporting Standards (“IFRS”), provide investors an improved ability to evaluate the underlying performance of the Company. The non-IFRS and other financial measures and ratios are intended to provide additional information and should not be considered in isolation or as a substitute for measures or ratios of performance prepared in accordance with IFRS. These measures and ratios do not have any standardized meaning prescribed under IFRS, and therefore may not be comparable to other issuers. Certain additional disclosures for these and other financial measures and ratios have been incorporated by reference and can be found in the section 'Non-IFRS and Other Financial Measures and Ratios' in the June 30, 2024 MD&A available on SEDAR+ at www.sedarplus.com and on the Company's website under the 'Investors' section.

Reconciliation of Production Costs to Total Cash Costs and Total Cash Costs per ounce sold:

	Q2 2024	Q2 2023	YTD 2024	YTD 2023
Production costs	$127.8	$116.1	$250.8	$225.8
By-product credits (1)	(17.9)	(17.5)	(37.4)	(37.8)
Concentrate deductions (2)	$3.9	$3.6	$7.5	$8.3
Total cash costs	$113.9	$102.2	$220.9	$196.3
Gold ounces sold	121,226	110,134	237,234	219,951
Total cash cost per ounce sold	$940	$928	$931	$893
(1)Revenue from silver, lead and zinc sales.
(2)Included in revenue.

Reconciliation of Total Cash Costs and Total Cash Cost per ounce sold, by asset, for the three months ended June 30, 2024:

	Direct operating costs	By-product credits	Refining and selling costs	Inventory change (1)	Royalty expense	Total cash costs	Gold oz sold	Total cash cost/oz sold
Kisladag	$33.6	($0.9)	$0.2	($3.1)	$7.5	$37.3	39,646	$941
Lamaque	33.8	(0.5)	0.1	(1.5)	1.2	33.1	43,625	759
Efemcukuru	17.6	(1.7)	4.0	(0.5)	5.0	24.4	22,462	1,087
Olympias	27.3	(14.8)	4.4	(1.9)	4.1	19.1	15,493	1,231
Total consolidated	$112.3	($17.9)	$8.6	($7.0)	$17.8	$113.9	121,226	$940
(1)Inventory change adjustments result from timing differences between when inventory is produced and when it is sold.

12

Reconciliation of Total Cash Costs and Total Cash Cost per ounce sold, by asset, for the six months ended June 30, 2024:

	Direct operating costs	By-product credits	Refining and selling costs	Inventory change (1)	Royalty expense	Total cash costs	Gold oz sold	Total cash cost/oz sold
Kisladag	$69.2	($1.8)	$0.4	($12.6)	$12.2	$67.4	76,344	$883
Lamaque	68.4	(0.9)	0.2	(2.2)	2.4	67.9	88,245	769
Efemcukuru	33.0	(3.4)	7.7	(0.4)	9.0	45.9	41,076	1,117
Olympias	57.9	(31.4)	9.3	(4.4)	8.4	39.8	31,568	1,260
Total consolidated	$228.5	($37.4)	$17.6	($19.7)	$32.0	$220.9	237,234	$931
(1)Inventory change adjustments result from timing differences between when inventory is produced and when it is sold.

Reconciliation of Total Cash Costs and Total Cash Cost per ounce sold, by asset, for the three months ended June 30, 2023:

	Direct operating costs	By-product credits	Refining and selling costs	Inventory change (1)	Royalty expense	Total cash costs	Gold oz sold	Total cash cost/oz sold
Kisladag	$27.8	($0.8)	$0.2	($4.9)	$4.5	$26.7	32,280	$827
Lamaque	26.8	(0.3)	0.1	0.5	1.0	28.0	39,904	701
Efemcukuru	13.5	(1.4)	3.4	0.1	4.9	20.5	22,466	915
Olympias	31.8	(15.0)	6.5	(1.0)	4.8	27.0	15,484	1,746
Total consolidated	$99.9	($17.5)	$10.1	($5.4)	$15.1	$102.2	110,134	$928
(1)Inventory change adjustments result from timing differences between when inventory is produced and when it is sold.

Reconciliation of Total Cash Costs and Total Cash Cost per ounce sold, by asset, for the six months ended June 30, 2023:

	Direct operating costs	By-product credits	Refining and selling costs	Inventory change (1)	Royalty expense	Total cash costs	Gold oz sold	Total cash cost/oz sold
Kisladag	$57.9	($1.6)	$0.3	($7.9)	$7.7	$56.4	69,673	$809
Lamaque	56.6	(0.8)	0.2	(1.1)	1.9	56.7	78,547	722
Efemcukuru	28.8	(2.3)	6.5	(0.1)	6.2	39.0	42,217	924
Olympias	58.7	(33.1)	12.2	(1.6)	8.0	44.2	29,514	1,496
Total consolidated	$201.9	($37.8)	$19.1	($10.7)	$23.8	$196.3	219,951	$893
(1)Inventory change adjustments result from timing differences between when inventory is produced and when it is sold.

13

Reconciliation of Total Cash Costs to All-in Sustaining Costs and All-in Sustaining Costs per ounce sold:

	Q2 2024	Q2 2023	YTD 2024	YTD 2023
Total cash costs	$113.9	$102.2	$220.9	$196.3
Corporate and allocated G&A	13.3	11.3	24.4	21.2
Exploration and evaluation costs	1.1	0.7	2.0	1.0
Reclamation costs and amortization	2.1	2.4	0.5	4.7
Sustaining capital expenditure	30.9	26.1	59.9	52.1
AISC	$161.3	$142.7	$307.8	$275.3
Gold ounces sold	121,226	110,134	237,234	219,951
AISC per ounce sold	$1,331	$1,296	$1,297	$1,252

Reconciliation of general and administrative expenses included in All-in Sustaining Costs:

	Q2 2024	Q2 2023	YTD 2024	YTD 2023
General and administrative expenses (from consolidated statement of operations)	$10.3	$9.4	$19.8	$20.0
Add:
Share-based payments expense	3.7	2.7	5.7	3.5
Employee benefit plan expense from corporate and operating gold mines	0.9	0.7	2.0	2.2
Less:
General and administrative expenses related to non-gold mines and in-country offices	(0.2)	(0.1)	(0.7)	(0.5)
Depreciation in G&A	(0.9)	(0.8)	(1.7)	(1.6)
Business development	(0.2)	(0.4)	(0.5)	(2.3)
Development projects	(0.2)	(0.1)	(0.5)	(0.3)
Adjusted corporate general and administrative expenses	$13.2	$11.4	$24.0	$21.1
Regional general and administrative costs allocated to gold mines	0.1	(0.1)	0.4	0.1
Corporate and allocated general and administrative expenses per AISC	$13.3	$11.3	$24.4	$21.2

Reconciliation of exploration and evaluation costs included in All-in Sustaining Costs:

	Q2 2024	Q2 2023	YTD 2024	YTD 2023
Exploration and evaluation expense (from consolidated statement of operations)(1)	$3.4	$4.6	$7.8	$10.5
Add:
Capitalized sustaining exploration cost related to operating gold mines	1.1	0.7	2.0	1.0
Less:
Exploration and evaluation expenses related to non-gold mines and other sites	(3.4)	(4.6)	(7.8)	(10.5)
Exploration and evaluation costs per AISC	$1.1	$0.7	$2.0	$1.0
(1)Amounts presented for 2024 and 2023 are from continuing operations only and exclude the Romania segment. See Note 4 of our condensed consolidated interim financial statements for the three and six months ended June 30, 2024.

14

Reconciliation of reclamation costs and amortization included in All-in Sustaining Costs:

	Q2 2024	Q2 2023	YTD 2024	YTD 2023
Asset retirement obligation accretion (from notes to the condensed consolidated interim financial statements)(1)	$1.2	$1.1	$2.4	$2.1
Add:
Depreciation related to asset retirement obligation assets	1.1	1.5	(1.5)	2.9
Less:
Asset retirement obligation accretion related to non-gold mines and other sites	(0.2)	(0.2)	(0.4)	(0.4)
Reclamation costs and amortization per AISC	$2.1	$2.4	$0.5	$4.7
(1)Amounts presented for 2024 and 2023 are from continuing operations only and exclude the Romania segment. See Note 4 of our condensed consolidated interim financial statements for the three and six months ended June 30, 2024.

Reconciliation of All-in Sustaining Costs and All-in Sustaining Costs per ounce sold, by operating asset and corporate office, for the three months ended June 30, 2024:

	Total cash costs	Corporate & allocated G&A	Exploration costs	Reclamation costs and amortization	Sustaining capital	Total AISC	Gold oz sold	Total AISC/ oz sold
Kisladag	$37.3	$—	$—	$1.5	$3.1	$41.8	39,646	$1,055
Lamaque	33.1	—	0.5	0.1	20.1	53.8	43,625	1,233
Efemcukuru	24.4	0.1	0.6	0.2	3.6	28.9	22,462	1,288
Olympias	19.1	—	—	0.4	4.1	23.6	15,493	1,522
Corporate (1)	—	13.2	—	—	—	13.2	—	109
Total consolidated	$113.9	$13.3	$1.1	$2.1	$30.9	$161.3	121,226	$1,331
(1)Excludes general and administrative expenses related to business development activities and projects. Includes share based payments expense and defined benefit pension plan expense. AISC per ounce sold has been calculated using total consolidated gold ounces sold.

Reconciliation of All-in Sustaining Costs and All-in Sustaining Costs per ounce sold, by operating asset and corporate office, for the six months ended June 30, 2024:

	Total cash costs	Corporate & allocated G&A	Exploration costs	Reclamation costs and amortization	Sustaining capital	Total AISC	Gold oz sold	Total AISC/ oz sold
Kisladag	$67.4	$—	$—	$2.8	$5.2	$75.4	76,344	$988
Lamaque	67.9	—	0.8	0.3	41.1	110.1	88,245	1,248
Efemcukuru	45.9	0.4	1.1	(3.3)	6.0	50.1	41,076	1,220
Olympias	39.8	—	—	0.7	7.6	48.1	31,568	1,524
Corporate (1)	—	24.0	—	—	—	24.0	—	101
Total consolidated	$220.9	$24.4	$2.0	$0.5	$59.9	$307.8	237,234	$1,297
(1)Excludes general and administrative expenses related to business development activities and projects. Includes share based payments expense and defined benefit pension plan expense. AISC per ounce sold has been calculated using total consolidated gold ounces sold.

15

Reconciliation of All-in Sustaining Costs and All-in Sustaining Costs per ounce sold, by operating asset and corporate office, for the three months ended June 30, 2023:

	Total cash costs	Corporate & allocated G&A	Exploration costs	Reclamation costs and amortization	Sustaining capital	Total AISC	Gold oz sold	Total AISC/ oz sold
Kisladag	$26.7	$—	$—	$0.8	$2.8	$30.3	32,280	$937
Lamaque	28.0	—	0.3	0.1	16.2	44.6	39,904	1,117
Efemcukuru	20.5	(0.1)	—	0.8	3.7	25.0	22,466	1,111
Olympias	27.0	—	0.4	0.7	3.4	31.5	15,484	2,036
Corporate (1)	—	11.4	—	—	—	11.4	—	104
Total consolidated	$102.2	$11.3	$0.7	$2.4	$26.1	$142.7	110,134	$1,296
(1)Excludes general and administrative expenses related to business development activities and projects. Includes share based payments expense and defined benefit pension plan expense. AISC per ounce sold has been calculated using total consolidated gold ounces sold.

Reconciliation of All-in Sustaining Costs and All-in Sustaining Costs per ounce sold, by operating asset and corporate office, for the six months ended June 30, 2023:

	Total cash costs	Corporate & allocated G&A	Exploration costs	Reclamation costs and amortization	Sustaining capital	Total AISC	Gold oz sold	Total AISC/ oz sold
Kisladag	$56.4	$—	$—	$1.6	$5.0	$63.0	69,673	$904
Lamaque	56.7	—	0.6	0.3	34.1	91.6	78,547	1,166
Efemcukuru	39.0	0.1	—	1.6	5.9	46.6	42,217	1,103
Olympias	44.2	—	0.4	1.3	7.1	53.0	29,514	1,797
Corporate (1)	—	21.1	—	—	—	21.1	—	96
Total consolidated	$196.3	$21.2	$1.0	$4.7	$52.1	$275.3	219,951	$1,252
(1)Excludes general and administrative expenses related to business development activities and projects. Includes share based payments expense and defined benefit pension plan expense. AISC per ounce sold has been calculated using total consolidated gold ounces sold.

Reconciliation of Sustaining and Growth Capital:

	Q2 2024	Q2 2023	YTD 2024	YTD 2023
Additions to property, plant and equipment (1) (from segment note in the condensed consolidated interim financial statements)	$165.7	$99.5	$287.7	$182.8
Growth and development project capital investment - gold mines	(42.3)	(29.0)	(75.0)	(51.9)
Growth and development project capital investment - other (2)	(90.4)	(44.8)	(150.1)	(79.7)
Sustaining capital expenditure equipment leases (3)	(1.0)	0.5	(0.6)	0.9
Capitalized exploration cost related to operating gold mines	(1.1)	—	(2.0)	—
Sustaining capital expenditure at operating gold mines	$30.9	$26.1	$59.9	$52.1
(1)Amounts presented for 2024 and 2023 are from continuing operations only and exclude the Romania segment. See Note 4 of our condensed consolidated interim financial statements for the three and six months ended June 30, 2024.
(2)Includes capital expenditures relating to Skouries, Stratoni and other projects, excluding non-cash sustaining lease additions.
(3)Sustaining lease principal and interest payments, net of non-cash lease additions.

16

Average realized gold price per ounce sold is reconciled for the periods presented as follows:
For the three months ended June 30, 2024:

	Revenue	Concentrate deductions (1)	Less non-gold revenue	Gold revenue (2)	Gold oz sold	Average realized gold price per ounce sold
Kisladag	$94.0	$—	($0.9)	$93.1	39,646	$2,347
Lamaque	102.8	—	(0.5)	102.4	43,625	2,347
Efemcukuru	55.3	1.4	(1.7)	55.0	22,462	2,448
Olympias	45.0	2.6	(14.8)	32.8	15,493	2,115
Total consolidated	$297.1	$3.9	($17.9)	$283.2	121,226	$2,336
(1)Treatment charges, refining charges, penalties and other costs deducted from proceeds from gold concentrate sales.
(2)Includes the impact of provisional pricing adjustments on concentrate sales.
For the six months ended June 30, 2024:

	Revenue	Concentrate deductions (1)	Less non-gold revenue	Gold revenue (2)	Gold oz sold	Average realized gold price per ounce sold
Kisladag	$171.0	$—	($1.8)	$169.3	76,344	$2,217
Lamaque	196.3	—	(0.9)	195.4	88,245	2,214
Efemcukuru	96.6	2.6	(3.4)	95.9	41,076	2,335
Olympias	91.1	4.9	(31.4)	64.6	31,568	2,048
Total consolidated	$555.1	$7.5	($37.4)	$525.2	237,234	$2,214
(1)Treatment charges, refining charges, penalties and other costs deducted from proceeds from gold concentrate sales.
(2)Includes the impact of provisional pricing adjustments on concentrate sales.
For the three months ended June 30, 2023:

	Revenue	Concentrate deductions (1)	Less non-gold revenue	Gold revenue (2)	Gold oz sold	Average realized gold price per ounce sold
Kisladag	$64.7	$—	($0.8)	$63.9	32,280	$1,980
Lamaque	78.6	—	(0.3)	78.3	39,904	1,962
Efemcukuru	44.1	1.5	(1.4)	44.3	22,466	1,971
Olympias	41.6	2.1	(15.0)	28.6	15,484	1,850
Total consolidated	$229.0	$3.6	($17.5)	$215.1	110,134	$1,953
(1)Treatment charges, refining charges, penalties and other costs deducted from proceeds from gold concentrate sales.
(2)Includes the impact of provisional pricing adjustments on concentrate sales.
For the six months ended June 30, 2023:

	Revenue	Concentrate deductions (1)	Less non-gold revenue	Gold revenue (2)	Gold oz sold	Average realized gold price per ounce sold
Kisladag	$136.8	$—	($1.6)	$135.1	69,673	$1,939
Lamaque	152.3	—	(0.8)	151.5	78,547	1,928
Efemcukuru	84.8	3.3	(2.3)	85.7	42,217	2,031
Olympias	83.0	5.0	(33.1)	55.0	29,514	1,862
Total consolidated	$456.8	$8.3	($37.8)	$427.3	219,951	$1,943
(1)Treatment charges, refining charges, penalties and other costs deducted from proceeds from gold concentrate sales.
(2)Includes the impact of provisional pricing adjustments on concentrate sales.

17

Reconciliation of Net Earnings (Loss) attributable to shareholders of the Company to Adjusted Net Earnings (Loss) attributable to shareholders of the Company:

	Q2 2024	Q2 2023	YTD 2024	YTD 2023
Net earnings attributable to shareholders of the Company (1)	$56.4	$1.5	$91.6	$20.9
Current tax expense due to Turkiye earthquake relief tax law change (2)	—	—	—	4.3
(Gain) loss on foreign exchange translation of deferred tax balances net of inflation accounting (3)	(1.9)	21.4	3.4	17.8
Decrease (increase) in fair value of redemption option derivative	0.1	1.6	(2.0)	0.6
Unrealized loss (gain) on derivative instruments	12.0	(8.4)	28.9	(9.0)
Out-of-period current tax expense due to changes in tax rates (4)	—	(6.4)	—	(8.2)
Total adjusted net earnings	$66.6	$9.7	$121.8	$26.4
Weighted average shares outstanding (thousands)	204,075	188,804	203,391	186,355
Adjusted net earnings per share ($/share)	$0.33	$0.05	$0.60	$0.14
(1)Amounts presented for 2024 and 2023 are from continuing operations only and exclude the Romania segment. See Note 4 of our condensed consolidated interim financial statements for the three and six months ended June 30, 2024.
(2)To help fund earthquake relief efforts in Turkiye, a one-time tax law change was introduced in Q1 2023 to reverse a portion of the tax credits and deductions previously granted in 2022.
(3)Q2 2024 includes $5.7 million loss (2023 - $21.4 million loss) on foreign exchange translation of deferred tax balances and $7.6 million gain (2023 - $nil) on inflation accounting. Six month period ended June 30, 2024 includes $25.0 million loss (2023 - $17.8 million loss) on foreign exchange translation of deferred tax balances and $21.6 million gain (2023 - $nil) on inflation accounting.
(4)Q1 2023 through Q3 2023 have been adjusted for out-of-period current income tax adjustments related to impact of retroactive income tax rate increase in Turkiye enacted in Q3 2023.

Reconciliation of Net Earnings (Loss) before income tax to EBITDA and Adjusted EBITDA:

	Q2 2024	Q2 2023	YTD 2024	YTD 2023
Earnings before income tax (1)	$78.1	$40.3	$129.3	$72.4
Depreciation and amortization (2)	60.3	64.9	115.7	128.0
Interest income	(6.2)	(2.7)	(11.3)	(6.5)
Finance costs	7.1	9.4	7.1	18.1
EBITDA	$139.3	$111.8	$240.7	$212.1
Share-based payments expense	3.7	2.7	5.7	3.5
Loss on disposal of assets	0.4	0.7	0.6	0.8
Unrealized loss (gain) on derivative instruments	12.0	(8.4)	28.9	(9.0)
Adjusted EBITDA	$155.3	$106.8	$275.8	$207.4
(1)Amounts presented for 2024 and 2023 are from continuing operations only and exclude the Romania segment. See Note 4 of our condensed consolidated interim financial statements for the three and six months ended June 30, 2024.
(2)Includes depreciation within general and administrative expenses.

18

Reconciliation of Net Cash Generated from Operating Activities to Free Cash Flow:

	Q2 2024	Q2 2023	YTD 2024	YTD 2023
Net cash generated from operating activities (1)	$112.2	$75.3	$207.5	$115.6
Less: Cash used in investing activities	(144.3)	(97.0)	(280.5)	(138.0)
Add back: Decrease in term deposits	—	—	(1.1)	(35.0)
Add back: Purchase of marketable securities	—	—	11.1	0.6
Free cash flow	($32.0)	($21.7)	($63.0)	($56.7)
Add back: Skouries cash capital expenditures	60.8	34.9	116.5	50.0
Add back: Capitalized interest paid (2)	5.2	0.5	14.1	0.5
Free cash flow excluding Skouries	$33.9	$13.7	$67.6	($6.2)
(1)Amounts presented for 2024 and 2023 are from continuing operations only and exclude the Romania segment. See Note 4 of our condensed consolidated interim financial statements for the three and six months ended June 30, 2024.
(2)Includes interest from the Term Facility and Senior Notes.

Reconciliation of Net Cash Generated from Operating Activities to Cash Flow from Operating Activities before Changes in Working Capital:

	Q2 2024	Q2 2023	YTD 2024	YTD 2023
Net cash generated from operating activities (1)	$112.2	$75.3	$207.5	$115.6
Less: Changes in non-cash working capital	(19.9)	(7.1)	(33.0)	(60.0)
Cash flow from operating activities before changes in working capital	$132.2	$82.4	$240.5	$175.6
(1)Amounts presented for 2024 and 2023 are from continuing operations only and exclude the Romania segment. See Note 4 of our condensed consolidated interim financial statements for the three and six months ended June 30, 2024.

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Forward-looking Statements and Information
Certain of the statements made and information provided in this press release are forward-looking statements or forward-looking information within the meaning of the United States Private Securities Litigation Reform Act of 1995 and applicable Canadian securities laws. Often, these forward-looking statements and forward-looking information can be identified by the use of words such as “anticipates”, “believes”, “budgets”, "committed", “continue”, “estimates”, “expects”, "focus", “forecasts”, "foresee", "forward", "future", "goal", “guidance”, “intends”, "opportunity", "outlook", “plans”, “potential”, "schedule", "strategy", "target", “underway”, "working" or the negatives thereof or variations of such words and phrases or statements that certain actions, events or results “can”, “could”, "likely", "may", “might”, “will” or "would" be taken, occur or be achieved.
Forward-looking statements and forward-looking information contained in this press release includes, but is not limited to, statements or information with respect to: expected benefits of the Amended Investment Agreement; our intentions to sell the Certej Project; our beliefs and goals with respect to reserve growth and low cost growth through discovery; our jurisdictional strategy; our intentions to deliver value to stakeholders; with respect to the Skouries Project, the timing of first production, expected 2025 gold and copper production; timing of commercial production; our goals to optimize our 2026 production profile, expectation average production, after-tax IRR and NPV as detailed in the Feasibility Study, a revised capital estimate for the project, in 2024 and specifically in the second half of 2024, and specific activities and milestones related to construction, underground development, engineering, procurement and operational readiness and expected workforce ramp ups in 2024, and expected sources of funding; expected drawdowns on the Term Facility; 2024 annual guidance including annual and second half production, production ranges by material property, expected total operating costs per ounce sold, AISC per ounce sold, growth capital, sustaining capital and exploration expenditures; efforts to improve workplace safety; with respect to Kisladag, construction of the second phase of the North Heap Leach Pad, expected benefits of technical work and future technical focus and expected increases in production in the third quarter due to higher expected stacking rates; expected production relative to second quarter and expected grade increases in Lamaque; expected third quarter production at Efemcukuru and the reasons supporting that expectation; with respect to Olympias, expectations of finalizing a new collective bargaining agreement and the benefits therefrom, and expected third quarter increases in production; expected parameters of the Perama Hill project if developed; planning exploration drilling generally, resource conversion at Ormaque; 2024 exploration targets and projects; expected sources of funding for the Skouries project and expected reductions in the letter of credit backstopping the equity commitment for the project; expectations that working capital will be sufficient for the next twelve months; critical accounting estimates and judgements; changes in accounting policies; non-IFRS financial measures and ratios; risk factors affecting our business; our expectation as to our future financial and operating performance, including future cash flow, estimated cash costs, expected metallurgical recoveries and gold price outlook; and generally our strategy, plans and goals, including our proposed exploration, development, construction, permitting, financing and operating potential, plans and priorities and related timelines and schedules.
Forward-looking statements and forward-looking information are by their nature based on a number of assumptions, that management considers reasonable. However, such assumptions involve both known and unknown risks, uncertainties, and other factors which, if proven to be inaccurate, may cause actual results, activities, performance or achievements may be materially different from those described in the forward-looking statements or information. These include assumptions concerning: timing, cost and results of our construction and development activities, improvements and exploration; the future price of gold and other commodities; exchange rates; anticipated values, costs, expenses and working capital requirements; production and metallurgical recoveries; mineral reserves and resources; our ability to conclude a collective bargaining agreement at Olympias in a timely manner and on satisfactory terms to the Company; our ability to unlock the potential of our brownfield property portfolio; our ability to address the negative impacts of climate change and adverse weather; consistency of agglomeration and our ability to optimize it in the future; the cost of, and extent to which we use, essential consumables (including fuel, explosives, cement, and cyanide); the impact and effectiveness of productivity initiatives; the time and cost necessary for anticipated overhauls of equipment; expected by-product grades; the use, and impact or effectiveness, of growth capital; the impact of acquisitions, dispositions, suspensions or delays on our business; the sustaining capital required for various projects; and the geopolitical, economic, permitting and legal climate that we operate in (including recent disruptions to shipping operations in the Red Sea and any related shipping delays, shipping price increases, or impacts on the global energy market).
With respect to the Skouries project, we have made additional assumptions about inflation rates; labour productivity, rates and expected hours; the scope and timing related to the awarding of key contract packages and approval thereon; expected scope of project management frameworks; our ability to continue to execute our plans relating to

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Skouries on the existing project timeline and consistent with the current planned project scope; the timeliness of shipping for important or critical items; our ability to continue to access our project funding and remain in compliance with all covenants and contractual commitments in relation thereto; our ability to obtain and maintain all required approvals and permits, both overall and in a timely manner; no further archaeological investigations being required, the future price of gold, copper and other commodities; and the broader community engagement and social climate in respect of the Skouries project.
In addition, except where otherwise stated, Eldorado has assumed a continuation of existing business operations on substantially the same basis as exists at the time of this press release. Even though we believe that the assumptions and expectations represented by such statements or information are reasonable, there can be no assurance that the forward-looking statement or information will prove to be accurate. Many assumptions may be difficult to predict and are beyond our control.
Forward-looking statements and forward-looking information are subject to known and unknown risks, uncertainties and other important factors that may cause actual results, activities, performance or achievements to be materially different from those described in the forward-looking statements or information. These risks, uncertainties and other factors include, among others: risks relating to our operations in foreign jurisdictions (including recent disruptions to shipping operations in the Red Sea and any related shipping delays, shipping price increases, or impacts on the global energy market); development risks at Skouries and other development projects; community relations and social license; liquidity and financing risks; climate change; inflation risk; environmental matters including existing or potential environmental hazards; production and processing, including throughput, recovery and product quality; geometallurgical variability; waste disposal including a spill, failure or material flow from a tailings facility causing damage to the environment or surrounding communities; geotechnical and hydrogeological conditions or failures; the global economic environment; risks relating to any pandemic, epidemic, endemic or similar public health threats; reliance on a limited number of smelters and off-takers; labour (including in relation to employee/union relations, the Greek transformation, employee misconduct, key personnel, skilled workforce, expatriates, and contractors); indebtedness (including current and future operating restrictions, implications of a change of control, ability to meet debt service obligations, the implications of defaulting on obligations and change in credit ratings); government regulation; the Sarbanes-Oxley Act; commodity price risk; mineral tenure; permits; risks relating to environmental sustainability and governance practices and performance; financial reporting (including relating to the carrying value of our assets and changes in reporting standards); non-governmental organizations; corruption, bribery and sanctions; information and operational technology systems; litigation and contracts; estimation of mineral reserves and mineral resources; different standards used to prepare and report mineral reserves and mineral resources; credit risk; price volatility, volume fluctuations and dilution risk in respect of our shares; actions of activist shareholders; reliance on infrastructure, commodities and consumables (including power and water); currency risk; interest rate risk; tax matters; dividends; reclamation and long-term obligations; acquisitions, including integration risks, and dispositions; regulated substances; necessary equipment; co-ownership of our properties; the unavailability of insurance; conflicts of interest; compliance with privacy legislation; reputational issues; competition, and those risk factors discussed in our most recent Annual Information Form & Form 40-F. The reader is directed to carefully review the detailed risk discussion in our most recent Annual Information Form & Form 40-F filed on SEDAR+ and EDGAR under our Company name, which discussion is incorporated by reference in this press release, for a fuller understanding of the risks and uncertainties that affect our business and operations.
The inclusion of forward-looking statements and information is designed to help you understand management’s current views of our near- and longer-term prospects, and it may not be appropriate for other purposes. There can be no assurance that forward-looking statements or information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, you should not place undue reliance on the forward-looking statements or information contained herein. Except as required by law, we do not expect to update forward-looking statements and information continually as conditions change and you are referred to the full discussion of the Company’s business contained in the Company’s reports filed with the securities regulatory authorities in Canada and the United States.
This press release contains information that may constitute future-orientated financial information or financial outlook information (collectively, “FOFI”) about Eldorado’s prospective financial performance, financial position or cash flows, all of which is subject to the same assumptions, risk factors, limitations and qualifications as set forth above. Readers are cautioned that the assumptions used in the preparation of such information, although considered reasonable at the time of preparation, may prove to be imprecise or inaccurate and, as such, undue reliance should not be placed on FOFI. Eldorado’s actual results, performance and achievements could differ materially from those expressed in, or implied by, FOFI. Eldorado has included FOFI in order to provide readers with

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a more complete perspective on Eldorado’s future operations and management’s current expectations relating to Eldorado’s future performance. Readers are cautioned that such information may not be appropriate for other purposes. FOFI contained herein was made as of the date of this press release. Unless required by applicable laws, Eldorado does not undertake any obligation to publicly update or revise any FOFI statements, whether as a result of new information, future events or otherwise.
Mineral Reserves and Mineral Resources Estimates and Related Cautionary Note to U.S. Investors
The Company's mineral reserve and mineral resource estimates for Kisladag, Lamaque, Efemcukuru, Olympias, Perama Hill, Perama South, Skouries, Stratoni, Piavitsa, Sapes, Certej, and Ormaque, are based on the definitions adopted by the Canadian Institute of Mining, Metallurgy and Petroleum, and in compliance with NI 43-101. NI 43-101 is a rule developed by the Canadian Securities Administrators that establishes standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects. These standards differ from the requirements of the SEC that are applicable to domestic U.S. companies. The reader may not be able to compare the mineral reserve and mineral resources information in this press release with similar information made public by domestic U.S. companies. The reader should not assume that:
•the mineral reserves defined in this press release qualify as reserves under SEC standards
•the measured and indicated mineral resources in this press release will ever be converted to reserves; and
•the inferred mineral resources in this press release are economically mineable, or will ever be upgraded to a higher category.
Mineral resources which are not mineral reserves do not have demonstrated economic viability.
The Company most recently completed its Mineral Reserves and Mineral Resources annual review process with an effective date of September 30, 2023, a summary of which was published on December 13, 2023. In addition, the Company filed the following updated Technical Reports on SEDAR+ and EDGAR on March 28, 2024: Technical Report titled "Technical Report, Efemcukuru Gold Mine, Turkiye" with an effective date of December 31, 2023; and Technical Report titled "Technical Report, Olympias Mine, Greece" with an effective date of December 31, 2023. The updated Technical Reports do not contain any material changes to the Mineral Resources and Mineral Reserves previously published on December 13, 2023.
Qualified Person
Except as otherwise noted, Simon Hille, FAusIMM, Executive Vice President, Technical Services and Operations, is the Qualified Person under NI 43-101 responsible for preparing and supervising the preparation of the scientific and technical information contained in this press release and verifying the technical data disclosed in this document relating to our operating mines and development projects.
Jessy Thelland, géo (OGQ No. 758), a member in good standing of the Ordre des Géologues du Québec, is the qualified person as defined in NI 43-101 responsible for, and has verified and approved, the scientific and technical disclosure contained in this press release for the Quebec projects.
Mineral resources that are not mineral reserves do not have demonstrated economic viability. Inferred mineral resources are considered too speculative geologically to have the economic considerations applied to them that would enable them to be categorized as mineral reserves.

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Eldorado Gold Corporation
Condensed Consolidated Interim Statements of Financial Position
As at June 30, 2024 and December 31, 2023
(Unaudited – in thousands of U.S. dollars)

As at	Note	June 30, 2024	December 31, 2023
ASSETS
Current assets
Cash and cash equivalents		$595,052	$540,473
Term deposits		—	1,136
Accounts receivable and other	5	107,741	122,778
Inventories	6	269,042	235,890
Current derivative assets	18	979	2,502
Assets held for sale	4	27,058	27,627
		999,872	930,406
Restricted cash		2,336	2,085
Deferred tax assets		14,748	14,748
Other assets	7	253,233	185,209
Non-current derivative assets	18	—	7,036
Property, plant and equipment		3,917,785	3,755,559
Goodwill		92,591	92,591
		$5,280,565	$4,987,634
LIABILITIES & EQUITY
Current liabilities
Accounts payable and accrued liabilities		$250,167	$254,030
Current portion of lease liabilities		4,614	5,020
Current portion of asset retirement obligation		2,881	4,019
Current derivative liabilities	18	7,174	279
Liabilities associated with assets held for sale	4	11,119	10,867
		275,955	274,215
Debt	8	748,033	636,059
Lease liabilities		11,207	12,092
Employee benefit plan obligations		11,127	10,261
Asset retirement obligations		127,288	125,090
Non-current derivative liabilities	18	32,254	18,843
Deferred income tax liabilities		410,963	399,109
		1,616,827	1,475,669
Equity
Share capital	14	3,431,267	3,413,365
Treasury stock		(12,157)	(19,263)
Contributed surplus		2,607,572	2,617,216
Accumulated other comprehensive income (loss)		42,469	(4,751)
Deficit		(2,399,335)	(2,488,420)
Total equity attributable to shareholders of the Company		3,669,816	3,518,147
Attributable to non-controlling interests		(6,078)	(6,182)
		3,663,738	3,511,965
		$5,280,565	$4,987,634
Approved on behalf of the Board of Directors
    (signed) John Webster    Director        (signed) George Burns    Director

Date of approval: July 25, 2024

Please see the Condensed Consolidated Interim Financial Statements dated June 30, 2024 for notes to the accounts.

Eldorado Gold Corporation
Condensed Consolidated Interim Statements of Operations
For the three and six months ended June 30, 2024 and 2023
(Unaudited – in thousands of U.S. dollars except share and per share amounts)

		Three months ended		Six months ended
		June 30,		June 30,
	Note	2024	2023	2024	2023
Revenue
Metal sales	9	$297,141	$228,993	$555,108	$456,808

Cost of sales
Production costs		127,809	116,134	250,815	225,845
Depreciation and amortization		59,438	64,086	113,917	126,439
		187,247	180,220	364,732	352,284

Earnings from mine operations		109,894	48,773	190,376	104,524

Exploration and evaluation expenses		3,386	4,634	7,819	10,470
Mine standby costs	10	1,937	5,113	4,623	8,617
General and administrative expenses		10,265	9,365	19,759	19,965
Employee benefit plan expense		864	706	2,038	2,219
Share-based payments expense	15	3,676	2,676	5,725	3,528
Write-down of assets		688	1,886	1,410	2,048
Foreign exchange gain		(1,376)	(14,681)	(1,548)	(13,754)
Earnings from operations		90,454	39,074	150,550	71,431

Other (expense) income	11	(5,286)	10,580	(14,220)	19,088
Finance costs	12	(7,085)	(9,350)	(7,053)	(18,143)
Earnings from continuing operations before income tax		78,083	40,304	129,277	72,376
Income tax expense	13	21,711	38,866	37,763	51,597
Net earnings from continuing operations		56,372	1,438	91,514	20,779
Net loss from discontinued operations, net of tax	4	(1,117)	(942)	(2,498)	(2,066)
Net earnings for the period		$55,255	$496	$89,016	$18,713

Net earnings (loss) attributable to:
Shareholders of the Company		55,480	885	89,085	20,205
Non-controlling interests		(225)	(389)	(69)	(1,492)
Net earnings for the period		$55,255	$496	$89,016	$18,713

Net earnings (loss) attributable to shareholders of the Company:
Continuing operations		56,384	1,537	91,578	20,918
Discontinued operations		(904)	(652)	(2,493)	(713)
		$55,480	$885	$89,085	$20,205

Net loss attributable to non-controlling Interests:
Continuing operations		(12)	(99)	(64)	(139)
Discontinued operations		(213)	(290)	(5)	(1,353)
		$(225)	$(389)	$(69)	$(1,492)

Weighted average number of shares outstanding:
Basic	14	204,075,131	188,803,605	203,390,674	186,354,723
Diluted	14	205,490,897	189,680,430	204,712,604	187,136,303

Net earnings per share attributable to shareholders of the Company:
Basic earnings per share		$0.27	$0.00	$0.44	$0.11
Diluted earnings per share		$0.27	$0.00	$0.44	$0.11

Net earnings per share attributable to shareholders of the Company - Continuing operations:
Basic earnings per share		$0.28	$0.01	$0.45	$0.11
Diluted earnings per share		$0.27	$0.01	$0.45	$0.11

Please see the Condensed Consolidated Interim Financial Statements dated June 30, 2024 for notes to the accounts.

Eldorado Gold Corporation
Condensed Consolidated Interim Statements of Comprehensive Income (Loss)
For the three and six months ended June 30, 2024 and 2023
(Unaudited – in thousands of U.S. dollars)

	Three months ended		Six months ended
	June 30,		June 30,
	2024	2023	2024	2023

Net earnings for the period	$55,255	$496	$89,016	$18,713
Other comprehensive income (loss):
Items that will not be reclassified to earnings or loss:
Change in fair value of investments in marketable securities	20,372	4,055	55,245	27,497
Income tax expense on change in fair value of investments in marketable securities	(2,745)	(546)	(7,448)	(1,181)
Actuarial losses on employee benefit plans	(838)	(1,831)	(755)	(3,665)
Income tax recovery on actuarial losses on employee benefit plans	200	243	178	696
Total other comprehensive income for the period	16,989	1,921	47,220	23,347
Total comprehensive income for the period	$72,244	$2,417	$136,236	$42,060

Attributable to:
Shareholders of the Company	72,469	2,806	136,305	43,552
Non-controlling interests	(225)	(389)	(69)	(1,492)
	$72,244	$2,417	$136,236	$42,060

Please see the Condensed Consolidated Interim Financial Statements dated June 30, 2024 for notes to the accounts.

Eldorado Gold Corporation
Condensed Consolidated Interim Statements of Cash Flows
For the three and six months ended June 30, 2024 and 2023
(Unaudited – in thousands of U.S. dollars)

		Three months ended		Six months ended
		June 30,		June 30,
	Note	2024	2023	2024	2023
Cash flows generated from (used in):
Operating activities
Net earnings from continuing operations		$56,372	$1,438	$91,514	$20,779
Adjustments for:
Depreciation and amortization		60,320	64,893	115,664	128,014
Finance costs	12	7,085	9,350	7,053	18,143
Interest income	11	(6,235)	(2,719)	(11,286)	(6,450)
Unrealized foreign exchange (gain) loss		(325)	(11,738)	1,337	(12,225)
Income tax expense	13	21,711	38,866	37,763	51,597
Loss on disposal of assets		375	682	557	767
Unrealized loss (gain) on derivative contracts	11	11,966	(8,397)	28,853	(9,022)
Realized (gain) loss on derivative contracts	11	(462)	5	(462)	5
Write-down of assets		688	1,886	1,410	2,048
Share-based payments expense	15	3,676	2,676	5,725	3,528
Employee benefit plan expense		864	706	2,038	2,219
		156,035	97,648	280,166	199,403
Property reclamation payments		(658)	(1,044)	(1,493)	(1,956)
Employee benefit plan payments		(326)	(1,783)	(920)	(4,111)
Settlement of derivative contracts		462	(5)	462	(5)
Income taxes paid		(29,567)	(15,101)	(49,041)	(24,137)
Interest received		6,235	2,719	11,286	6,450
Changes in non-cash working capital	16	(19,936)	(7,129)	(32,960)	(60,032)
Net cash generated from operating activities of continuing operations		112,245	75,305	207,500	115,612
Net cash (used in) generated from operating activities of discontinued operations	4	(328)	(247)	(218)	69

Investing activities
Additions to property, plant and equipment		(133,092)	(86,233)	(253,780)	(158,504)
Capitalized interest paid		(5,180)	(527)	(14,088)	(527)
Proceeds from the sale of property, plant and equipment		4	1,185	16	1,185
Value added taxes related to mineral property expenditures, net		(6,021)	(11,441)	(2,625)	(14,502)
Purchase of marketable securities and investment in debt securities		—	—	(11,130)	(633)
Decrease in term deposits		—	—	1,136	35,000
Net cash used in investing activities of continuing operations		(144,289)	(97,016)	(280,471)	(137,981)

Financing activities
Issuance of common shares for cash, net of share issuance costs		7,703	166,375	12,319	166,809
Contributions from non-controlling interests		—	—	173	265
Proceeds from Term Facility - commercial loans and RRF loans	8	111,291	71,208	126,603	71,208
Proceeds from Term Facility - VAT facility	8	13,789	535	19,306	535
Repayments of Term Facility - VAT facility	8	(15,489)	—	(15,489)	—
Term Facility loan financing costs		—	(17,172)	—	(17,172)
Term Facility commitment fees		(2,201)	(2,529)	(2,201)	(2,529)
Senior Secured Credit Facility refinancing costs		(150)	—	(150)	—
Interest paid		(1,542)	(885)	(9,889)	(17,699)
Principal portion of lease liabilities		(1,052)	(844)	(2,164)	(1,845)
Purchase of treasury stock		—	—	(958)	—
Net cash generated from financing activities of continuing operations		112,349	216,688	127,550	199,572

Net increase in cash and cash equivalents		79,977	194,730	54,361	177,272
Cash and cash equivalents - beginning of period		514,747	262,277	540,473	279,735
Change in cash in disposal group held for sale	4	328	(424)	218	(424)
Cash and cash equivalents - end of period		$595,052	$456,583	$595,052	$456,583

Please see the Condensed Consolidated Interim Financial Statements dated June 30, 2024 for notes to the accounts.

Eldorado Gold Corporation
Condensed Consolidated Interim Statements of Changes in Equity
For the three and six months ended June 30, 2024 and 2023
(Unaudited – in thousands of U.S. dollars)

		Three months ended		Six months ended
		June 30,		June 30,
	Note	2024	2023	2024	2023
Share capital
Balance beginning of period		$3,419,937	$3,242,668	$3,413,365	$3,241,644
Shares issued upon exercise of share options		7,703	4,423	12,319	5,140
Shares issued upon exercise of performance share units		499	—	499	—
Transfer of contributed surplus on exercise of options		3,128	1,861	5,084	2,168
Shares issued in private placements, net of share issuance costs		—	66,776	—	66,776
Shares issued to the public, net of share issuance costs		—	94,881	—	94,881
Balance end of period	14	$3,431,267	$3,410,609	$3,431,267	$3,410,609

Treasury stock
Balance beginning of period		$(13,128)	$(20,414)	$(19,263)	$(20,454)
Purchase of treasury stock		—	—	(958)	—
Shares redeemed upon exercise of restricted share units		971	5,593	8,064	5,633
Balance end of period		$(12,157)	$(14,821)	$(12,157)	$(14,821)

Contributed surplus
Balance beginning of period		$2,608,886	$2,618,045	$2,617,216	$2,618,212
Share-based payment arrangements		3,284	2,094	4,003	2,274
Shares redeemed upon exercise of restricted share units		(971)	(5,593)	(8,064)	(5,633)
Shares redeemed upon exercise of performance share units		(499)	—	(499)	—
Transfer to share capital on exercise of options		(3,128)	(1,861)	(5,084)	(2,168)
Balance end of period		$2,607,572	$2,612,685	$2,607,572	$2,612,685

Accumulated other comprehensive income (loss)
Balance beginning of period		$25,480	$(20,858)	$(4,751)	$(42,284)
Other comprehensive income for the period attributable to shareholders of the Company		16,989	1,921	47,220	23,347
Balance end of period		$42,469	$(18,937)	$42,469	$(18,937)

Deficit
Balance beginning of period		$(2,454,815)	$(2,573,730)	$(2,488,420)	$(2,593,050)
Net earnings attributable to shareholders of the Company		55,480	885	89,085	20,205
Balance end of period		$(2,399,335)	$(2,572,845)	$(2,399,335)	$(2,572,845)
Total equity attributable to shareholders of the Company		$3,669,816	$3,416,691	$3,669,816	$3,416,691

Non-controlling interests
Balance beginning of period		$(5,853)	$(4,038)	$(6,182)	$(3,200)
Loss attributable to non-controlling interests		(225)	(389)	(69)	(1,492)
Contributions from non-controlling interests		—	—	173	265
Balance end of period		$(6,078)	$(4,427)	$(6,078)	$(4,427)
Total equity		$3,663,738	$3,412,264	$3,663,738	$3,412,264

Please see the Condensed Consolidated Interim Financial Statements dated June 30, 2024 for notes to the accounts.